UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 53) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,197,878
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,197,878
	10.	Shared Dispositive Power 9,656,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,854,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 82,232,776 Shares outstanding as of February 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on February 16, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,197,878
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,197,878
	10.	Shared Dispositive Power 9,656,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,854,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 82,232,776 Shares outstanding as of February 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on February 16, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,197,878
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,197,878
	10.	Shared Dispositive Power 9,656,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,854,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 82,232,776 Shares outstanding as of February 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on February 16, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 174,885
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 174,885
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 82,232,776 Shares outstanding as of February 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on February 16, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,029,064
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,372,763
	10.	Shared Dispositive Power 9,656,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,029,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 82,232,776 Shares outstanding as of February 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on February 16, 2021.

This Amendment No. 53 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of March 3, 2021, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	10,854,179	(1)(2)	13.2	% (3)	1,197,878	(2)	0	1,197,878	(2)	9,656,301	(1)
RBS Partners, L.P.	10,854,179	(1)(2)	13.2	% (3)	1,197,878	(2)	0	1,197,878	(2)	9,656,301	(1)
ESL Investments, Inc.	10,854,179	(1)(2)	13.2	% (3)	1,197,878	(2)	0	1,197,878	(2)	9,656,301	(1)
The Lampert Foundation	174,885		0.2	% (3)	174,885		0	174,885		0
Edward S. Lampert	11,029,064	(1)(2)(4)	13.4	% (3)	11,029,064	(1)(2)(4)	0	1,372,763	(2)(4)	9,656,301	(1)

(1)

This number includes 9,656,301 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 1,059,387 Shares held by ESL and 138,491 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(3)

This is based upon 82,232,776 Shares outstanding as of February 12, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, that was filed by the Issuer with the SEC on February 16, 2021.

(4)

This number includes 174,885 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c)

Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2021	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
ESL Partners, L.P.	01/08/2021	Open Market Sales	48,373	$76.1000	(1)
Edward S. Lampert	01/08/2021	Open Market Sales	3,989	$76.1000	(1)
The Lampert Foundation	01/08/2021	Open Market Sales	785	$76.1000	(1)
ESL Partners, L.P.	01/11/2021	Open Market Sales	14,764	$76.2667	(2)
Edward S. Lampert	01/11/2021	Open Market Sales	1,217	$76.2667	(2)
The Lampert Foundation	01/11/2021	Open Market Sales	240	$76.2667	(2)
ESL Partners, L.P.	01/12/2021	Open Market Sales	28,249	$77.9833	(3)
Edward S. Lampert	01/12/2021	Open Market Sales	2,329	$77.9833	(3)
The Lampert Foundation	01/12/2021	Open Market Sales	459	$77.9833	(3)
ESL Partners, L.P.	03/01/2021	Pro Rata Distribution of Shares to Redeeming Limited Partners	945,067	$0

(1)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $76.00 to $76.19 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(2)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $76.17 to $76.47 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(3)

This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $77.65 to $78.175 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.